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                                                                    EXHIBIT 99.1

                                CTS CORPORATION
                            905 WEST BOULEVARD NORTH
                             ELKHART, INDIANA 46514
                               SEPTEMBER 2, 1997

Dear Shareholder:

    You are invited to a special meeting of shareholders at 9:00 a.m., local time, on October 16, 1997, at CTS' corporate headquarters located at 905 West Boulevard North, Elkhart, Indiana.

    At the meeting, CTS shareholders will be asked to approve the issuance of CTS common stock in the previously announced merger with Dynamics Corporation of America ("DCA") and related amendments to CTS' articles of incorporation which would, among other things, increase CTS' authorized capitalization to provide sufficient authorized capitalization for the merger and the previously announced stock split in the form of a dividend to CTS shareholders of record on October 24, 1997 (subject to completion of the merger). In the merger, each DCA common share not owned by CTS will, at the election of DCA shareholders, be converted into either $58.00 in cash or 0.88 CTS common shares. The cash consideration will be prorated to the extent that the total number of DCA common shares for which cash elections are made exceeds 49.9% of DCA's common shares less the DCA common shares owned by CTS prior to the merger. At the date of the printing of this Joint Proxy Statement/Prospectus, holders of approximately 18.2% of the outstanding DCA common shares would be eligible to receive cash in the Merger. At the meeting, CTS shareholders will also be asked to consider and vote on certain employee stock options granted in connection with the merger.

    CTS owns 31.7% of the DCA shares, substantially all of which CTS acquired in a tender offer made in accordance with the CTS-DCA merger agreement. Following the tender offer, four CTS designees became members of DCA's 13-member Board of Directors. DCA has owned CTS shares for more than ten years and currently owns 43.9% of the outstanding CTS shares and 30.3% of the voting power of CTS shares. During such ten-year period, two DCA officers have been members of CTS' five-member Board of Directors. The CTS shares owned by DCA will be voted in favor of each of the matters to be considered at the shareholders meeting and described herein. Accordingly, CTS shareholder approval of each such matter will be assured if holders of 28.4% of the CTS shares not owned by DCA likewise so vote.

    Approval of the merger by DCA shareholders requires a two-thirds vote. CTS has agreed to vote the DCA shares it owns in favor of such approval, as has WHX Corporation ("WHX"), which holds approximately 13.5% of DCA's outstanding shares. In addition, DCA directors and officers intend to vote their 7.1% of DCA's outstanding shares in favor of such approval. Accordingly, DCA shareholder approval of the merger will be assured if holders of 30.2% of the DCA shares not owned by CTS, DCA's directors and officers and WHX likewise so vote.

    The entire CTS Board of Directors, as well as the members of the CTS Board who are not officers of DCA (the "Unaffiliated CTS Directors") voting separately, approved the CTS-DCA merger agreement and the transactions contemplated thereby, following a determination by the Unaffiliated CTS Directors, and also by the entire CTS Board, that such transactions were fair to and in the best interests of CTS and its shareholders (other than DCA). The CTS Board unanimously recommends that CTS shareholders vote "FOR" the approval of the issuance of CTS shares in the CTS-DCA merger and the related amendments to CTS' charter, as well as the grant of options described in the accompanying joint proxy statement/prospectus.

    The merger marks the beginning of an exciting new chapter in CTS' 100-year history. CTS has substantially improved its results of operations over the past three years through its commitment to quality, cost control and product innovation. The merger will create a company expected to have a market capitalization of over $425 million (based on recent stock market prices). In addition, the merger, when combined with a stock split in the form of a 1:1 stock dividend expected to be effected shortly after the merger, is expected to increase substantially the liquidity in the market for CTS shares and decrease the concentration of ownership of CTS shares.

    Additional information relating to the merger, the merger agreement and the option grants to be considered at the shareholders meeting is set forth in the accompanying material. Please review this material carefully.

    It is important that your CTS shares be represented at the shareholders meeting, regardless of the number of shares you hold. Whether or not you plan to attend the meeting, please sign, date and return your proxy card in the enclosed postage-paid envelope as soon as possible. If you later decide to attend the meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the meeting, you may do so and your proxy will have no further effect. If you attend the meeting, you may vote in person even though you previously mailed your proxy.

                                              Very truly yours,

                                              /s/ Joseph P. Walker
                                              Joseph P. Walker
                                              CHAIRMAN OF THE BOARD, PRESIDENT

                                              AND CHIEF EXECUTIVE OFFICER